DRDGold Limited

1 Sixty Jan Smuts Building

2nd Floor - North Tower

160 Jan Smuts Avenue

Rosebank, 2196, South Africa

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E. Mall Stop 46213

Washington, D.C. 20549-4628

Attention: Mr. John Coleman
Mr. John Reynolds

April 10, 2019

Re:       Staff's comment letter dated March 12, 2019 regarding

DRDGold Limited

Form 20-F for the Fiscal Year Ended June 30, 2018

Filed October 31, 2018

File No. 001-35387

Dear Messrs. Coleman and Reynolds,

In this letter we are setting forth the response of DRDGold Limited (the “Company”) to the comment received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission by letter to Mr. Riaan Davel, dated March 12, 2019 (the “Comment Letter”), in connection with the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018 (the “Annual Report”).  For your convenience we have repeated, in italicized text, the Staff’s comment as set forth in the Comment Letter.  The Company’s response to the comment is set forth immediately below the text of the Staff’s comment.

Comment:

Form 20-F for the Fiscal Year Ended June 30, 2018 filed October 31, 2018

4B. Business Overview

Ore Reserves, page 23

1. We note your disclosure of proven and probable reserves. Please forward to our engineer,  as supplemental information and not as part of your filing, your technical report or the  information that establishes the legal, technical, and economic feasibilty of the materials  designated as mineral reserves, pursuant to paragraph (c) of Industry Guide 7. Please  provide this information on a CD, formatted as Adobe PDF files. You may ask to have  this information returned by making a written request at the time it is furnished, as  provided in Rule 12b-4 of the Exchange Act.

Response:

On March 25, 2019, we advised the Staff in a telephone conversation between John Coleman and Maria Protopapa from Skadden, Arps, Slate, Meagher & Flom (UK) LLP, our counsel, that the Company will submit to the Staff the requested supplemental information on or before April 10, 2019.  We hereby inform the Staff that on the date hereof we provided to Messrs. Coleman and Reynolds the requested supplemental information  on a CD, formatted as Adobe PDF files, under separate cover, pursuant to Rule 12b-4 of Regulation 12B under the Securities Exchange Act of 1934, as amended. In addition, under separate cover, we have also requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. §200.83.

Should the Staff have any questions or comments, please contact me on +27 11 470 2600 or at riaan.davel@drdgold.com.

Sincerely,

                                                             /s/ Riaan Davel

Riaan Davel

Chief Financial Officer

cc:        DRDGold Limited

            Francois Bouwer

            Mpho Mashatola

Skadden Arps Slate Meagher & Flom (UK) LLP

            James McDonald

            Maria Protopapa

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